Exhibit(n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 3 in Registration Statement 333-186044 on Form N-2 of our reports dated May 22, 2015, relating to the financial statements and financial highlights of Blackstone Alternative Alpha Fund II (the “Fund”) and the consolidated financial statements and consolidated financial highlights of Blackstone Alternative Alpha Master Fund and Subsidiary, appearing in the Annual Report on Form N-CSR of the Fund for the year ended March 31, 2015. We also consent to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

July 22, 2015